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SEC FILE NUMBER
8-53738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EquiLend LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	212-901-2228	Paul.Nigrelli@equilend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EquiLend LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IVETTE M. VAZQUEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6000806
Qualified in Richmond County
My Commission Expires: 3/25/26 4/19/26

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2024

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of EquiLend LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 26, 2025

We have served as the Company's auditor since 2024.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2024

Assets	
Cash and cash equivalents	$ 4,461,190
Due from affiliates	2,799,001
Other assets	38,002
Accounts receivable	258,075
Total assets	$ 7,556,268
Liabilities	
Due to affiliates	2,682,453
Accounts payable and accrued expenses	283,472
Total liabilities	2,965,925
Member's equity	
Accumulated profits	(15,609,657)
Member's contributions	20,200,000
Total member's equity	4,590,343
Total liabilities and member's equity	$ 7,556,268

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of the SEC and FINRA. In 2015, the Company became registered to conduct business in Australia and is now registered with the Australian Securities & Investments Commission ("ASIC"). In 2020, the Company registered with the Ontario Securities Commission ("OSC") in Canada.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Limited UK Branch, EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC, Automated Equity Finance Markets, Inc. Stonewain Systems, Inc. and Orbisa LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the EquiLend Global Hubco (the "Parent"). The Company and the Affiliates are wholly owned subsidiaries of Endeavor Top Co (the "Ultimate Parent"). The Parent is a wholly owned subsidiary of the Ultimate Parent.

During the year, the Parent entered into a share sale agreement whereby the Parent company along with its subsidiaries were sold to a private equity firm, Welsch, Carson, Anderson & Stowe ("WCAS"). The sale transaction was closed on August 21, 2024. WCAS is the majority owner of the Ultimate Parent. The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations. As of December 31, 2024, cash and cash equivalents include cash deposits held in US and foreign currency accounts and investments in money market funds with original maturities of three months or less.

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The expected credit losses of receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses during the year would be recognized in earnings. There was no allowance for expected credit losses established at December 31, 2024, as the Company believes that expected losses will be immaterial.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As such, the Company is not subject to income tax and all activity is included at the Ultimate Parent level.

Historically, the Parent allocated a portion of the income taxes to the Company. As of January 1, 2024, the Company has changed its accounting policy and will no longer allocate taxes to the Company. Since the Company is a disregarded entity, it is not required under ASC 740-10-30-27A that income taxes be recorded on the entity level. This change in accounting policy will be treated prospectively as it is not practical to apply retrospectively.

Business Segments

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. NET CAPITAL REQUIREMENT

The Company is a registered U.S. broker-dealer and therefore is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $1,477,450 which was $1,279,722 in excess of its required net capital of $197,728. The ratio of aggregate indebtedness to net capital was 2.01 to 1.

4. RELATED PARTIES

Of the revenue earned from participation fees, there were no accounts receivable as it relates to participation fees owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Loan Forgiveness Agreement with the Parent company. In this agreement the Parent company agrees to forgive money owed by the Company to the Parent. During the year ended 2024, the Parent forgave $19,000,000 for money due to the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Limited and EquiLend Limited UK Branch under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. The Company earns a fee from each of these affiliates. Under the Agreement, the Parent acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2024, the Company owed EquiLend Europe Limited, EquiLend Asia Limited and EquiLend Limited $1,626,756, $673,215 and $382,482 respectively which is included in the due to affiliates balance on the Statement of Financial Condition.

EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited services clients in the UK, Canada and Asia regions on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup.

Cash and cash equivalents consist of $4,461,190 in multiple bank accounts with firms that were affiliates of the Parent during the period. Post the sale of the Parent company on August 21, 2024, the bank is no longer an affiliate of the Company.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. The Parent also allocated service fees to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis.

5. PHANTOM EQUITY

In fiscal year 2020, the Parent established a Share Appreciation Rights Plan (the "Plan") which was designed to ensure that the interests of key employees and other participants are aligned with the Company's success. The Plan provided compensation opportunities to attract, retain and motivate the Company's employees and other participants. The Plan allowed for Share Appreciation Rights ("SARs") to be issued which entitled the holder to receive cash payments equal to the redemption value as defined in the Plan once the SARs have vested. All SARs in the plan were fully vested and paid out upon sale of the Parent. The Plan was terminated on August 21, 2024.

6. CONTINGENCIES

In the ordinary course of business the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under

these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

7. OTHER EVENTS

On January 23, 2024, the Company and its Parent identified that it had become subject to a ransomware event and took immediate action to activate its incident response and business continuity protocols to contain the incident. The Company and its Parent engaged appropriate incident response professionals and notified law enforcement authorities. The Company and its Parent then initiated the recovery phase and has since made substantial progress by completing restoration of its systems. Based on its investigation, the Company and its Parent concluded a threat actor encrypted certain systems by deploying ransomware. The incident required the Company and its Parent to temporarily suspend operations. The Parent incurred costs in 2024 which were comprised of various third-party consulting services, including forensic experts, restoration experts, legal counsel, other information technology expenses, enhancements to its cybersecurity measures, costs to restore its systems and access its data.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through March 26, 2025 (the date the financial statements were issued).